FORM 12b-25 NOTIFICATION OF LATE FILING

                              UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


Check One:
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  March 31, 1997
[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

PART I - REGISTRANT INFORMATION

                                Jotan, Inc.
                         (Full Name of Registrant)

                     118 West Adams Street, Suite 900
                  (Address of Principal Executive Office)

                          Jacksonville, FL  32202
                         (City, State and Zip Code)

PART II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the presecribed due date; o r the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company completed a significant acquisition on February 28, 1997. As a result of the acquisition, the Company is in the process of obtaining complete and accurate financial information and finalizing the related purchase price allocation which delayed the filing of the Form 10-QSB for the quarter ended March 31, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    John Moore, Controller           (904) 355-2592

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).   [XX] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?    [XX] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The net loss for the quarter ended March 31, 1997 will be approximately $500,000 compared to new income of $21,000 for the quarter ended March 31, 1996. The majority of this change is due to expenses incurred related to a significant acquisition.


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                                   Jotan, Inc.
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___March 19, 1997______              By ____________________________